Exhibit 99.1

Spreadtrum Communications Files Annual Report on Form 20-F

Shanghai, China, April 29, 2013 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that the Company filed its Annual Report on Form 20-F for the year ended December 31, 2012 with the U.S. Securities and Exchange Commission on April 26, 2013 and has made its Annual Report available online at http://www.spreadtrum.com. The Company will also furnish a hard copy of the Annual Report to shareholders and ADS holders free of charge upon request. Requests should be directed to ir@spreadtrum.com or Investor Relations, Spreadtrum Communications, Inc. Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

Investor Contact:

Investor Relations

Diana Jovin

Tel: +1 650-308-8148

E-mail: ir@spreadtrum.com